EXHIBIT 12.1

HOPE BANCORP, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands)
Excluding interest on deposits	13.44x	15.24x	14.62x	14.10x	9.13x
Including interest on deposits	4.01x	4.50x	4.67x	5.00x	4.59x

Net income	$113,747	$92,258	$88,615	$81,755	$83,223
Income tax provision	77,452	63,091	57,907	52,399	54,410
Income before income taxes	$191,199	$155,349	$146,522	$134,154	$137,633

Earnings before income taxes and fixed charges including interest on deposits	$254,662	$199,674	$186,460	$167,713	$175,925
Earnings before income taxes and fixed charges excluding interest on deposits	$206,571	$166,262	$157,282	$144,392	$154,571

Interest on deposits	$48,091	$33,412	$29,178	$23,321	$21,354
Interest on other borrowings	10,488	7,206	6,882	6,697	8,293
Estimate of interest within rental expense *	4,884	3,707	3,878	3,541	3,005
Preferred stock dividends	—	—	—	—	5,640
Total fixed charges and Preferred Stock dividends, Including interest on deposits	$63,463	$44,325	$39,938	$33,559	$38,292
Total fixed charges and Preferred Stock dividends, excluding interest on deposits	$15,372	$10,913	$10,760	$10,238	$16,938

* Estimate of interest within rental expense is estimated to be one-third of rental expense which is considered a reasonable approximation of the interest factor.